Exhibit 12
TD Ameritrade Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Fiscal Year Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 29,
	2010	2009	2008	2007	2006
Determination of earnings:
Pre-tax income	$912,085	$1,059,405	$1,263,502	$1,034,703	$857,305
Fixed charges	67,148	68,772	338,693	585,740	441,606

Earnings before income taxes and fixed charges (A)	$979,233	$1,128,177	$1,602,195	$1,620,443	$1,298,911

Fixed charges:
Interest on borrowings (1)	$44,858	$40,070	$78,447	$118,173	$93,988
Capitalized interest	97	—	—	—	—
Brokerage interest expense	6,065	15,165	249,616	455,467	335,820
Interest portion of rent expense	16,128	13,537	10,630	12,100	11,798

Total fixed charges (B)	$67,148	$68,772	$338,693	$585,740	$441,606

Ratio of earnings to fixed charges (A) ÷ (B)	14.6	16.4	4.7	2.8	2.9

Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	15.9	20.8	15.2	8.9	9.1

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.

(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.